VIA EDGAR AND OVERNIGHT COURIER

July 13, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Andrew D. Mew

Re:	athenahealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 26, 2012
File No. 001-33689

Ladies and Gentlemen:

This letter is being furnished by athenahealth, Inc. (the “Company”) in response to comments contained in the letter dated July 2, 2012, from Andrew D. Mew of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Timothy M. Adams, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2011, that was filed with the Commission on February 16, 2012, and the Company’s Form 10-Q for the Quarterly Period ended March 31, 2012, that was filed with the Commission on April 26, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Note 14. Commitments and Contingencies, page F-27

1.	We note the following disclosure… “The Company believes that it has adequate legal defenses and believes that it is remote that the ultimate dispositions of these actions will have a material effect on the Company’s financial position, results of operations, or cash flows.” Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. Your disclosure appears to be an attempt in assessing the likelihood of a material loss on the Company’s financial statement and not an assessment as to whether the loss contingency is probable, reasonably possible or remote. Please clarify for us and in your disclosure. Please make the required assessment for each of your current loss contingencies. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if athenahealth, Inc. 311 Arsenal Street, Watertown, MA 02472 www.athenahealth.com

United States Securities and Exchange Commission

July 13, 2012

true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made and why. Please refer to ASC 450-20-50.

RESPONSE: We respectfully acknowledge the Staff’s comments and have reviewed ASC 450-20-50. With respect to our previous reference to the material effect on the Company’s financial position, results of operations, or cash flows and the use of the term “remote,” we clarify for you that we were in fact attempting to disclose that we believe the likelihood of a loss contingency relating to the ultimate disposition of any of the claims we have disclosed is remote. We propose to clarify in a similar manner in our future periodic reports filed with the Commission by providing the disclosure included as Exhibit A to this letter. When the likelihood of a loss contingency becomes at least reasonably possible, or, as applicable in the future, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will revise such disclosure to provide an estimate (or the range) of such loss and include a narrative description of such loss contingency. In the case in which an estimate of the loss cannot be made, we will so state and provide the reasons therefor.

2.	In addition, we note your disclosure change in the first quarter Form 10-Q on page 9 concerning your apparent assessment of the material loss of various claims and proceedings from “remote” to “does not expect”. Please clarify for us the basis behind the change and how your disclosure complies with ASC 450.

RESPONSE: We respectfully acknowledge the Staff’s comments and clarify to you that our modification of language from “remote” to “does not expect” was not intended to convey any substantive change from our assessment under ASC 450 as of December 31, 2011, and that as of March 31, 2012. We will use consistent terms to convey such assessments in our future periodic reports filed with the Commission. To the extent that there is any substantive change in our assessment within the framework of ASC 450, we will convey the substantive change using the appropriate terms from ASC 450.

United States Securities and Exchange Commission

July 13, 2012

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 402-1990.

Sincerely,

/s/ Timothy M. Adams

Timothy M. Adams

Senior Vice President, Chief Financial Officer, and Treasurer

cc:	Daniel H. Orenstein, Esq. (athenahealth, Inc.)
Christopher H. Martin, Esq. (athenahealth, Inc.)
Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Michael H. Bison, Esq. (Goodwin Procter LLP)

United States Securities and Exchange Commission

July 13, 2012

Exhibit A

The Company is engaged from time to time in certain legal disputes arising in the ordinary course of business, including employment discrimination claims and challenges to the Company’s intellectual property. The Company believes that it has adequate legal defenses and that the likelihood of a loss contingency relating to the ultimate dispositions of any of these disputes is remote. When the likelihood of a loss contingency becomes at least reasonably possible with respect to any of these disputes, or, as applicable in the future, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, we will revise our disclosures in accordance with the relevant authoritative guidance.

Additionally, the Company will accrue liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company will review these accruals and adjust them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained, and the Company’s views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in the Company’s accrued liabilities would be recorded in the period in which such determination is made.